LEGACY CAPITAL FUND, INC.
Supplementary Information

Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2015 and 2014, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2015 and 2014, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2015 and 2014, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.